# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EON RESOURCES INC., CIK 0001842556
CUSIP: 40472A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3730 KIRBY DRIVE,, SUITE 1200, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001213900-23-089918
Filed by CIK 0002001635
Persons authorized to receive notices and communications: Kirk Pogoloff, c/o Pogo Royalty, LLC, 3879 Maple Avenue, Suite 400, Dallas, Texas (TX), 75219, (214) 871-6812; Bryan Henderson, 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, (214) 953-6744; Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, (214) 953-6744

## Reporting persons
- Pogo Royalty, LLC (CIK 0002001635): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (5.15% of the class)
  Comment: For Box 8, 10 and 11
  Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), directly holds 500,000 shares of Class B common stock, $0.0001 par value per share ("Class B Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer"), and an equivalent number of Class B common units (the "OpCo Class B Units") of HNRA Upstream, LLC, a Delaware limited liability company ("OpCo"), which together are exchangeable for shares of Class A common stock, $0.0001 par value per share ("Class A Common Stock") on a one-for-one basis, of the Issuer (the "Reported Securities").
  
  For Box 13
  Calculated based on an assumed combined total of 9,704,972 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 9,204,972 shares of Class A Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on November 13, 2024, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalties (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
- CIC Pogo LP (CIK 0002001871): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (5.15% of the class)
  Comment: For Box 8, 10 and 11
  CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, CIC Pogo LP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Pogo is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other purpose.
  
  For Box 13
  Calculated based on an assumed combined total of 9,704,972 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 9,204,972 shares of Class A Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Schedule 14A filed with the Commission on November 13, 2024, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalties (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
- CIC IV GP LLC (CIK 0002001810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (5.15% of the class)
  Comment: For Box 8, 10 and 11
  CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, CIC GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13
  Calculated based on an assumed combined total of 9,704,972 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 9,204,972 shares of Class A Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Schedule 14A filed with the Commission on November 13, 2024, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalties (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
- CIC Partners Firm LP (CIK 0002001877): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (5.15% of the class)
  Comment: For Box 8, 10 and 11
  CIC Partners Firm LP, a Delaware limited partnership ("Firm LP"), is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, Firm LP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that Firm LP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13
  Calculated based on an assumed combined total of 9,704,972 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 9,204,972 shares of Class A Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Schedule 14A filed with the Commission on November 13, 2024, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalties (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
- CIC Partners Firm GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (5.15% of the class)
  Comment: For Box 8, 10 and 11
  CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP"), is the general partner of Firm LP, which is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, CIC Firm GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Firm GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13
  Calculated based on an assumed combined total of 9,704,972 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 9,204,972 shares of Class A Common Stock outstanding as of November 7, 2024, as reported on the Issuer's Schedule 14A filed with the Commission on November 13, 2024, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalties (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: EON RESOURCES INC.
Address of issuer's principal executive offices: 3730 KIRBY DRIVE,, SUITE 1200, HOUSTON, Texas (TX), 77098
Comment: EXPLANATORY NOTE: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed jointly by Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), CIC Partners Firm LP, a Delaware limited partnership ("CIC Firm LP"), and CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP", and, together with Pogo Royalty, CIC Pogo, CIC GP and CIC Firm LP and CIC Firm GP the "Reporting Persons") with respect to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer" or the "Company"), pursuant to their Joint Filing Agreement dated as of November 24, 2023. This Amendment No. 2 hereby amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023 (as amended to date, this "Schedule 13D") Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented to include the following information.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information relating to the beneficial ownership of the shares of Class A Common Stock and Class B Common Stock (together, with the Class A Common Stock, the "Common Stock") as of January 21, 2025, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of January 21, 2025, the Reporting Persons beneficially owned 500,000 shares of Class B common stock, $0.0001 par value per share ("Class B Common Stock"), of the Issuer, and an equivalent number of Class B common units (the "OpCo Class B Units") of HNRA Upstream, LLC, a Delaware limited liability company ("OpCo"), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis, of the Issuer. Such number of shares represent 5.15% of the shares of Common Stock outstanding based on 9,704,972 shares of Common Stock outstanding as of November 7, 2024, which number the Company reported in its Schedule 14A, filed with the U.S. Securities and Exchange Commission on November 13, 2024.
Transactions in the class effected during the past sixty days:
Except as set forth below and Schedule B attached hereto, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule D hereto, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

The below reflects transactions in Class A Common Stock effected by Pogo Royalty during the past 60 days. All transactions occurred in the open market pursuant to a Rule 10b5-1 Trading Plan adopted by Pogo Royalty on September 13, 2024:

Date : 01/08/25 Class A Common Stock Sold: 429,125 Weighted Average Trading Price Per Share of Class A Common Stock (1): $1.5208

Date : 01/21/25 Class A Common Stock Sold: 1,071,897 Weighted Average Trading Price Per Share of Class A Common Stock (2): $1.5876

(1) The price reported is a weighted average price. These shares were sold in multiple transactions ranging from $1.50 to $1.59, inclusive. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions ranging from $1.50 to $1.80, inclusive. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

## Signatures
- Pogo Royalty, LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (01/23/2025)
- CIC Pogo LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (01/23/2025)
- CIC IV GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (01/23/2025)
- CIC Partners Firm LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (01/23/2025)
- CIC Partners Firm GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (01/23/2025)